
Comparison of Five Year Cumulative Total Return Among The Company,
NASDAQ Stock Market Index and Peer Group
Fiscal Year Ended June 3rd
THE COMPANY
PEER GROUP
NASDAQ US
Dollars
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2000
2001
2002
2003
2004
2005